UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice of Material Fact – Buyback Share Program” dated on November 5th, 2012.

Telefónica | vivo

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE OF MATERIAL FACT

The management of Telefônica Brasil S.A. ("Company") announces, in accordance with article 2, XV of CVM Instructions Nr. 358/02 as amended, that on this date the members of the Company´s Board of Directors approved, in accordance with article 17, item XV of Bylaws, the acquisition of shares issued by the own company for subsequent cancellation, disposal or maintenance in treasury as pursuant in CVM Instruction Nr. 10/80 as amended, as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury without reduction in the capital stock, for the purpose of increasing shareholder value;

(ii) Resources: The repurchase will be effected through the use of part of the existing capital reserve constant in the last published balance sheet (R$ 2.7 billion), except the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80;

(iii) Deadline: Beginning from the deliberation date of the Board of Directors, remaining in force until November 4, 2013, being the acquisitions carried out in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits;

(iv) Quantity of Shares to be acquired: until a maximum of 2,894,534 common shares and until a maximum of 24,257,777 preferred shares, which account for less than 10% of the outstanding shares on this date, respectively;

(v) Quantity of Outstanding Shares: 31,208,300 common shares and 261,308,985 preferred shares, without considering the shares held by controllers shareholders; and

(vi) Intermediary Financial Institutions: the operation will be carried out through the following broker: Bradesco Corretora S.A. CTVM, headquarter at Avenida Paulista, 1,450 / 7th floor – São Paulo/SP.

São Paulo, November 5th, 2012.

Gilmar Roberto Pereira Camurra

Investor Relations Officer

Telefônica Brasil S.A.

Investor Relations

Tel: +55 11 97420 1172

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/investidores

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 5th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director